Exhibit (a)(1)(Z)

Cardinal Health, Inc.

Stock Option Exchange Program

Criteria for Eligible Options

We are offering to exchange only Cardinal Health stock options that are “Eligible Options.” Eligible Options are stock options exercisable for Cardinal Health common shares that:

•

were granted before June 19, 2008 (that is, more than one year prior to the start date of the Offer), including options granted under any Cardinal Health equity compensation plan and options that we assumed in any merger;

•	have an exercise price that is greater than $56.45 per share, which is the highest price at which our common shares have traded during the 52 week period preceding the start date of the Offer;

•	are scheduled to expire after August 31, 2010; and

•	are outstanding (that is, are not previously exercised, expired, terminated or forfeited) and held by an Eligible Employee as of the start date of the Offer and at the time the Offer expires.

Eligible Options include vested and unvested options, and U.S. incentive stock options as well as nonqualified stock options. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

The Company will determine which stock option grants are Eligible Options under the Stock Option Exchange Program for purposes of the Offer. If an employee stock option that you hold (either vested or unvested) expires, terminates or is forfeited before the date the Offer expires, whether because of termination of your employment or otherwise, that stock option will not be an Eligible Option. Only stock options that have not expired, terminated or been forfeited, that remain outstanding on the date the Offer expires and that are held by a Cardinal Health employee will be Eligible Options. Please note that if your employment with the Company terminates before the Offer expires, the existing terms of your option agreements and the Plans will govern the impact of employment termination on your options.